

Mailstop 3233

July 19, 2017

Via E-mail
Mr. Bryan K. Davis
Chief Financial Officer
Brookfield Property Partners L.P.
73 Front Street, 5th Floor
Hamilton, HM 12, Bermuda

> **Re: Brookfield Property Partners L.P.**
> **Form 20-F for the fiscal year ended December 31, 2016**
> **Filed March 10, 2017**
> **File No. 001-35505**

Dear Mr. Davis:

We have limited our review of your filings to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 20-F for the fiscal year ended December 31, 2016

Item 5. Operating and Financial Review and Prospects

Related Parties, pages 89 - 91

1.   Reference is made to disclosure of transactions in prior year related to 91665789 Canada, Inc. and its rights via its investment in BOP Management Holdings, Inc. to an indirect 33% ownership of BPO's economic interest in DTLA and an interest in BPO's U.S. asset management and certain promote fee streams. Please clarify the ownership and control structure of 91665789 Canada, Inc. and its related party relationship to you. In addition, please quantify for us amounts recorded within your financial statements for the periods presented that relate to such related party transaction with 91665789 Canada, Inc. To the extent material, please revise future periodic filings to disclose significant terms of the relationship with such related party including the ownership and control structure of the related entity and quantify amounts reflected within your financial statements that relate to such transactions. Reference is made to paragraph 18 of IAS 24 and Item 7B of Form 20-F.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Jeffrey Lewis, Staff Accountant, at (202) 551-6216 or the undersigned at (202) 551-3468 with any questions.

Sincerely,

/s/ Wilson K. Lee

Wilson K. Lee
Senior Staff Accountant
Office of Real Estate and
Commodities